Oncolytics Biotech® Announces Positive Randomized Phase 2 Data from BRACELET-1 Metastatic Breast Cancer Trial Demonstrating Pelareorep Drives ≥50% Improvements in ORR and mPFS in an ASCO Annual Meeting Abstract

31% week-16 overall response rate and 9.6-month median progression-free survival with pelareorep plus paclitaxel vs. 20% and 6.4 months with paclitaxel alone as of Oct. 2022 ASCO abstract cut-off date

Updated data from May 2023 cut-off date will be presented in an oral presentation on June 3, 2023

Oncolytics to advance to registrational study of pelareorep-paclitaxel combination in HR+/HER2- breast cancer

SAN DIEGO, CA and CALGARY, AB, May 25, 2023 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced positive results from BRACELET-1, a randomized phase 2 trial in HR+/HER2- metastatic breast cancer. The results are published in an abstract accepted for an oral presentation at the upcoming American Society of Clinical Oncology (ASCO) Annual Meeting, taking place from June 2 – 6, 2023 in Chicago, Illinois and online. The abstract is available on the ASCO Annual Meeting website.

BRACELET-1 enrolled 48 patients randomized and well-balanced across three cohorts evaluating: (1) paclitaxel monotherapy; (2) paclitaxel in combination with pelareorep; and (3) paclitaxel plus pelareorep in combination with the anti-PD-L1 checkpoint inhibitor, avelumab (Bavencio®). All participants enrolled in the trial previously progressed on at least one hormone-based therapy with a CDK 4/6 inhibitor.

Compared to the paclitaxel monotherapy cohort, the cohort evaluating the combination of paclitaxel plus pelareorep showed ≥50% improvements on the trial’s primary endpoint of overall response rate (ORR) at week 16 (31.3% vs. 20%) as of the ASCO abstract cut-off date (October 2022). This cohort also reported median progression-free survival (mPFS) of 9.6 months vs. 6.4 months as of the cut-off date. Overall survival data from the trial continue to mature. Data from this study validate the results of IND-213, a prior phase 2 trial that showed a statistically significant near doubling of median overall survival in HR+/HER2- metastatic breast cancer patients treated with pelareorep combined with paclitaxel (21.0 months, n = 28) vs. those treated with paclitaxel alone (10.8 months, n = 29).

“BRACELET-1 substantially de-risks our HR+/HER2- breast cancer program by providing a second randomized dataset showing pelareorep plus paclitaxel outperforming paclitaxel alone,” said Dr. Matt Coffey, President and Chief Executive Officer. “Importantly, evidence of pelareorep’s ability to synergistically enhance paclitaxel’s efficacy has now been seen consistently across multiple clinical efficacy endpoints of overall survival, progression-free survival, and ORR. With these data, our program is phase 3-ready, and efforts to expeditiously advance to a two-arm registrational study of pelareorep-paclitaxel combination therapy are well underway. I would like to thank BRACELET-1’s participants as well as our collaborators at Pfizer, Merck KGaA, Darmstadt, Germany, and PrECOG, all of whom contributed to an important trial that will inform and accelerate pelareorep’s path to approval.”

A detailed summary of BRACELET-1’s data are shown below. Updated results as of a May cut-off date will be featured in an oral presentation at the ASCO meeting on June 3, 2023.

Response and Progression-free Survival (October 2022 data cut-off):

	Paclitaxel (PTX) Monotherapy (n=15)	PTX + Pelareorep (n=16)	PTX + Pelareorep + Avelumab (n=17)
ORR at Week 16[1]	3 (20%)	5 (31.3%)	3 (17.6%)
Disease Control Rate at Week 16 (CR+PR+SD)	7 (46.7%)	10 (62.5%)	12 (70.6%)
mPFS (months)[1]	6.4 (95% CI: 2.0, NR)	9.6 (95% CI: 6.5, NR)	7.5 (95% CI: 3.8, NR)
6-month PFS Rate	62.5% (95% CI: 27.6%, 84.2%)	92.9% (95% CI: 59.1%, 99%)	73.2% (95% CI: 42%, 89.4%)
1. Three patients who withdrew consent prior to starting therapy and two patints who discontinued treatment after week 1 were considered non-responders and censored for PFS
CI: Confidence interval; CR: Complete response; PR: Partial response; SD: Stable disease; NR: Not reached

Biomarker and Safety

•A statistically significant increase in T cell fraction, a measure of T cell expansion, was observed in cohort 2 (paclitaxel + pelareorep) but not cohort 3 (paclitaxel + pelareorep + avelumab)
•Pelareorep displayed an acceptable safety profile consistent with what has been observed in prior clinical trials that have collectively treated over 1,100 patients

Dr. Thomas Heineman, Chief Medical Officer, commented, “BRACELET-1 was a well-conducted study in a randomized setting that included a control arm that performed as expected and a test arm that provides significant evidence of pelareorep’s ability to provide additional meaningful clinical benefit in HR+/HER2- breast cancer patients. Mechanistic data from prior clinical trials indicate pelareorep’s anti-cancer effects are derived from its ability to reverse immunosuppressive tumor microenvironments and stimulate the expansion of anti-cancer T cells. These prior data align with BRACELET-1’s results that show an association between T cell expansion and efficacy.”

Andrew de Guttadauro, President of Oncolytics Biotech U.S. and Global Head of Business Development, added, “BRACELET-1’s data greatly enhance our pipeline’s value proposition, bringing our breast cancer program to pivotal trial-readiness and confirming pelareorep’s potential to address large markets by synergistically combining with other anti-cancer agents. Looking ahead, we believe our data in breast cancer, together with the second registration opportunity offered by our pancreatic cancer program, leave us well-positioned as we continue to execute our business development efforts. To ensure we maximize value for shareholders, we remain committed to taking a disciplined and methodical approach as we further discussions with our potential partners in the biopharma community.”

Details on the upcoming ASCO oral presentation on BRACELET-1 are shown below.

Title: BRACELET-1 (PrE0113): Inducing an Inflammatory Phenotype in Metastatic HR+/HER2- Breast Cancer with the Oncolytic Reovirus Pelareorep in Combination with Paclitaxel and Avelumab
Abstract Number: 1012
Session Type: Clinical Science Symposium
Session Title: The Dr. Bernard Fisher Memorial Annual Clinical Science Symposium Supported by the Breast Cancer Research Foundation: Harnessing the Breast Cancer Immune Response
Session Date and Time: June 3, 2023 | 1:15 p.m. – 2:45 p.m. CT

A copy of slides from the ASCO presentation will be available on the Posters & Publications page of Oncolytics' website (LINK) following the conclusion of the meeting.

About BRACELET-1
The BRACELET-1 (BReast cAnCEr with the Oncolytic Reovirus PeLareorEp in CombinaTion with anti-PD-L1 and Paclitaxel) study is an open-label, phase 2, randomized study in patients with HR+/HER2-, endocrine-refractory metastatic breast cancer being conducted under a co-development agreement with Pfizer Inc. and Merck KGaA, Darmstadt, Germany. PrECOG LLC, a leading cancer research network, is managing the study. The study randomized 45 patients 1:1:1 into three cohorts. A three-

patient safety run-in was also conducted with patients receiving pelareorep, paclitaxel, and avelumab prior to randomization. The three cohorts are treated as follows:
•Cohort 1: paclitaxel
•Cohort 2: paclitaxel + pelareorep
•Cohort 3: paclitaxel + pelareorep + avelumab (Bavencio®)

Patients in cohort 1 receive paclitaxel on days 1, 8, and 15 of a 28-day cycle. Patients in cohort 2 receive the same paclitaxel regimen as cohort 1, plus pelareorep on days 1, 2, 8, 9, 15 and 16 of the 28-day cycle. Patients in cohort 3 receive the same combination and dosing regimen as cohort 2, plus avelumab on days 3 and 17 of the 28-day cycle. The primary endpoint of the study is overall response rate at week 16. Exploratory endpoints include progression-free survival, peripheral and tumor T cell clonality, inflammatory markers, and safety and tolerability assessments.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.
Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; our belief that the BRACELET-1 study substantially de-risks our HR+/HER2- breast cancer program by providing a second dataset showing pelareorep plus paclitaxel outperforms paclitaxel alone; our belief that our program is phase 3-ready; pelareorep’s potential to address large markets by synergistically combining with other cancer agents; our belief that our data in breast cancer, together with the second registration opportunity offered by our pancreatic cancer program, leave us well-positioned as we continue to execute our business development efforts; our commitment to a disciplined and methodical approach as we further discussions with our potential partners in the biopharma industry; our plans to advance towards registrational studies in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.  Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com